Via Facsimile and U.S. Mail
Mail Stop 6010

April 21, 2009

Mr. Jay S. Benet
Vice Chairman and Chief Financial Officer
The Travelers Companies, Inc.
485 Lexington Avenue,
New York, NY 10017

**Re: The Travelers Companies, Inc.
        Form 10-K for the Year Ended December 31, 2008
        File No. 1-10898**

Dear Mr. Benet:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Reinsurance Recoverables, page 171

1. Please direct us to existing disclosures or revise your accounting policy to disclose your accounting for the reinsurance recoverables pursuant to the agreement with Longpoint Re Ltd., which according to your disclosure on page 22 will be determined by "index-based losses."

Goodwill and Other Intangible Assets, page 172

2. Revise your disclosure related to the change in methodology for estimating the fair value of your reporting units to specify whether the change was a change in an accounting principle, a change in an accounting estimate or a correction of an error. Provide all of the disclosures as required by SFAS 154 as applicable.

Note 4. Fair Value Measurements

Fair Value Hierarchy, page 196

3. Please tell us why your derivative assets and liabilities and your debt and other liability balances were excluded from the fair value hierarchy table. Refer to paragraph 32 of SFAS 157 and revise your disclosures as appropriate.

4. Please revise your tabular disclosure of the changes in your Level 3 assets and liabilities to present the transfers in and out on a gross basis. For transfers in, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant